UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

The St. Joe Company

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

790148100

(CUSIP Number)

Winfred L. Thornton

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 5,689,355 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 5,689,355 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,689,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 23,140 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 23,140 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,712,495
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Wachovia Bank, N.A., a subsidiary of Wachovia Corporation, as Corporate Trustee
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 50,500 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 50,500 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,739,855
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) BK

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 8,001 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 8,001 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,697,356
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 13,850 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 13,850 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,703,205
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above persons (Entities Only) Herbert H. Peyton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 5,000 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 5,000 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,694,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above persons (Entities Only) John F. Porter, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 5,689,355 9) Sole Dispositive Power 0 10) Shared Dispositive Power 5,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,689,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 1,500 8) Shared Voting Power 5,734,355 9) Sole Dispositive Power 1,500 10) Shared Dispositive Power 5,734,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,735,855
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 7.5%
14)	Type of Reporting Person (See Instructions) IN

Items 4, 5 and 7 are amended as set forth below.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Issuer reported herein for investment purposes. Although the Reporting Persons intend to exercise their rights as a significant stockholder, the Reporting Persons currently do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. The Reporting Persons do not have any plans or proposals which relate to or result in any change in the officers of the Issuer. Presently, Messrs. Durden and Lord are directors on the Issuer’s Board of Directors which has eight members and the Reporting Persons do not have any plans or proposals to change the number or term of directors. Pursuant to the provisions of Amendment No. 4 dated as of December 30, 2003 to the Registration Rights Agreement, dated as of December 16, 1997 (as amended, the “Registration Rights Agreement”), between the Issuer and the Trust, Mr. Thornton resigned as a director effective July 31, 2004 as the Trust’s beneficial ownership of the Common Stock fell below 20% of the issued and outstanding shares of the Issuer.

On May 28, 2004, the Issuer filed a registration statement (the “Registration Statement”) in connection with the offering of up to 12 million shares of Common Stock by the Trust and the Foundation from time to time. On July 1, 2004, the Trust and the Foundation sold a total of 2,000,000 shares under the Registration Statement to a third party and after the transaction the Foundation no longer owned any shares of the Issuer’s Common Stock. On July 28, 2004, the Trust sold 1,200,000 shares under the Registration Statement to a third party. On July 30, 2004, the Trust sold 600,000 shares under the Registration Statement to a third party. On August 9, 2004, the Trust sold 1,000,000 shares under the Registration Statement to a third party. On September 20, 2004, the Trust entered into an Underwriting Agreement (the “Underwriting

Agreement”) with the Issuer and the Underwriters named therein relating to a secondary offering (the “Secondary Offering”) with respect to the remaining 7,200,000 shares under the Registration Statement. The closing under the Underwriting Agreement occurred on September 24, 2004. The Trust sold the shares of the Common Stock covered by the Registration Statement in order to diversify its assets.

The Trust’s present intention is to hold substantially all of the shares remaining after the sale of the Shares covered by the Registration Statement for the indefinite future, subject to the reevaluation of this intent as a result of changes in market or general economic conditions or other considerations. The Trust has agreed with the Underwriters that it will not, subject to customary exceptions effect any sales of Common Stock, except to the Company, for a period of 120 days from the date of the prospectus supplement (September 20, 2004) relating to the Secondary Offering, without the prior written consent of Morgan Stanley & Co. Incorporated.

As stated in Item 2, Messrs. Durden and Lord are directors of the Issuer and by serving in that capacity may explore actions and transactions that may be advantageous to the Issuer, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Issuer. However, Messrs. Durden and Lord do not currently have any plans or proposals that relate to or would result in any of the actions listed in (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust beneficially owned 5,689,355 shares of the Common Stock, which represented 7.5% of the issued and outstanding shares of Common Stock of the Issuer. By virtue of their status as trustees, the Trustees may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust. In addition, as of such date, Winfred L. Thornton has beneficial ownership over 3,471 shares of Common Stock of the Issuer, Herbert H. Peyton has beneficial ownership over 5,000 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 46,500 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord has the right to acquire 13,850 shares of the Common Stock of the Issuer, Hugh M. Durden has the right to acquire 8,001 shares of the Common Stock of the Issuer and Winfred L. Thornton has the right to acquire 19,669 shares of the Common Stock of the Issuer. In addition, Wachovia Bank, N.A., may be deemed to have beneficial ownership over 50,500 shares of Common Stock of the Issuer held in fiduciary and investment capacities. The number of shares owned by each of the foregoing individuals and Wachovia Bank, N.A., individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees of the Trust, the Trustees have the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,689,355 shares of Common Stock of the Issuer owned by the Trust. Mr. Thornton has the sole power to vote and dispose of the 3,471 shares of Common Stock of the Issuer which he owns. Mr. Peyton has the sole power to vote and dispose of the 5,000 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 1,500 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 45,000 shares of Common Stock of the Issuer he beneficially owns. In addition to the shares held by the Trust, Wachovia Bank, N.A., has sole voting and dispositive power over 50,500 shares of Common Stock of the Issuer.

(c) From the filing date of Amendment No. 13 to Schedule 13D through the date of the filing of this Amendment No. 14 to Schedule 13D, the Trust closed on the following transactions in the Issuer’s Common Stock:

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
9/24/04	Sale to third party pursuant to the Registration Statement	7,200,000	$46.25 per share; $333,000,000 in transaction	5,689,355

Item 7.	Material To Be Filed As Exhibits

1.	Registration Rights Agreement between The St. Joe Company (the “Issuer”) and the Alfred I. duPont Testamentary Trust, dated December 16, 1997 (incorporated by reference to Exhibit 4.01 to the Issuer’s Amendment No. 1 to the registration statement on Form S-3 (File No. 333-42397)).

2.	Amendment No. 1 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer dated January 26, 1998 (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (file 333-89146)).

3.	Amendment No. 2 to the Registration Rights Agreement between the Alfred I. duPont Testamentary Trust and the Issuer, dated May 24, 2002 (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1 (File 333-89146)).

4.	Amendment No. 3 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated September 5, 2003 (incorporated by reference to Exhibit 4.4 of the Issuer’s registration statement on Form S-3/A (File No. 333-108292)).

5.	Amendment No. 4 to the Registration Rights Agreement between the Alfred I duPont Testamentary Trust and the Issuer, dated as of December 30, 2003 (incorporated by reference to Exhibit 4.5 of the Issuer’s registration statement on Form S-3 (File No. 333-111658)).

6.	Agreement among Reporting Persons and the Nemours Foundation dated June 28, 2002 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D-A filed with the SEC on June 28, 2003).

7.	Underwriting Agreement dated September 20, 2004 among the Alfred I. DuPont Testamentary Trust, the Issuer and the Underwriter (incorporated by reference to Exhibit 1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 24, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alfred I. duPont Testamentary Trust

September 27, 2004	/s/ Winfred L. Thornton
Winfred L. Thornton
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wachovia Bank, N.A., as Corporate Trustee

September 27, 2004	/s/ Charlotte A. Borland
Charlotte A. Borland
Senior Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ Hugh M. Durden
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ John S. Lord
John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ Herbert H. Peyton
Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ John F. Porter, III
John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ William T. Thompson, III
William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2004	/s/ Winfred L. Thornton
Winfred L. Thornton

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